UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 18)

Marchex, Inc.

(Name of Issuer)

Class B common stock, par value $0.01 per share

(Title of Class of Securities)

56624R108

(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,561,905
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,561,905
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,561,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.67%
14	TYPE OF REPORTING PERSON (See Instructions) IA,OO

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,239,567
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,239,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,239,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.25%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,561,905
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,561,905
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,561,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.67%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 18 ("Amendment No. 18) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on May 24, 2016, as subsequently amended on Schedule 13D and Schedule TO (as amended thereby and hereby, the "Schedule 13D") , with respect to the Class B common stock, par value $0.01 (the "Class B Common Stock") of Marchex, Inc. (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 18 have the meanings set forth in the Schedule 13D.  This Amendment No. 18 amends Items 3 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 14,561,905 shares of Class B Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private funds advised by Edenbrook is approximately $40,846,822.  The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 14,561,905 shares of Class B Common Stock, constituting 37.67% of the shares of Class B Common Stock, based upon 38,655,837 shares of Class B Common Stock outstanding as of November 8, 2023, as reported in the Issuer's Quarterly Report on form 10-Q filed by the Issuer on November 13, 2023, and (ii) the Fund may be deemed to be the beneficial owner of 13,239,567 shares of  Class B Common Stock, constituting 34.25% of the shares of Class B Common Stock based upon 38,655,837 shares of Class B Common Stock outstanding as of November 8, 2023, as reported in the Issuer's Quarterly Report on the form 10-Q filed by the Issuer on November 13, 2023.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 14,561,905 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 14,561,905 shares of Class B Common Stock.

 The Fund has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 13,239,567 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 13,239,567 shares of Class B Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer the last 60 days are set forth in Schedule A.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or procees from the sale of, the shares of Class B Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2023
Dated EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Signature
Name: Jonathan Brolin Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP BY: Edenbrook Capital Partners, LLC Its General Partner

/s/ Jonathan Brolin
Signature
Name: Jonathan Brolin Title: Managing Member

/s/ Jonathan Brolin
Signature
JONATHAN BROLIN

Exhibit A

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Symbol	Shares	Price

11/09/2023	MCHX	11,775	$1.39
11/10/2023	MCHX	15,200	$1.41